Mail Stop 3561

July 18, 2006

Mr. Michael J. Delaney, Chief Executive Officer
Boulder Capital Opportunities, II, Inc.
P.O. Box 12483
Chandler, AZ 85248

> **Re:** **Boulder Capital Opportunities, II, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **File No. 0-21847**

Dear Mr. Delaney:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 8A – Controls and Procedures, page 9

1. The disclosure in Item 8A should state, if true, that your certifying officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to your management, including your certifying officers, to allow timely decisions

regarding required disclosure. Also, please revise the disclosure to refer to your own company as opposed to "Entrust Financial Services."

Report of Independent Registered Public Accounting Firm, page F-1

2. The audit report does not cover the cumulative financial statements from August 6, 1996 (inception) through December 31, 2005. Auditor association with the cumulative data is required on an annual basis as long as you are in the development stage. Please revise.

3. As another auditor performed the audit of the prior period, please revise to provide the report of the former auditor on the financial statements of December 31, 2004, as required by Rule 2-05 of Regulation S-X.

Forms 10-QSB for Fiscal Quarters Ended March 31, 2006

Item 3 – Controls and Procedures, page 3

4. We note your disclosure regarding the evaluation of your disclosure controls and procedures, "Within the 90 days prior to the date of this Quarterly Report on Form 10-QSB." Please note that Item 307 of Regulation S-B requires an evaluation of effectiveness "as of the end of the period" covered by the report. Please revise your disclosure accordingly.

5. We note your statement that, you have evaluated the effectiveness of the design and operations of your internal controls and procedures "for financial reporting." Please note that Item 307 of Regulation S-B requires an evaluation of effectiveness of the small business issuer's disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act as of the end of the period covered by the report. Please revise to include these required disclosures and note our comment under Item 8A above.

6. Please revise your disclosure to provide the information required by Item 308(c) of Regulation S-B.

Financial Statement, page 4

7. In Note 6 of the Form 10-KSB as of December 31, 2005, you state you raised $35,000 as of February 3, 2006, for 233,334 shares of common stock that you planned to issue in March 2006. However, it appears that you have not recorded this transaction in the financial statements for the fiscal quarter ended March 31, 2006. Please revise to record the transaction in the appropriate financial statements or revise your disclosures to clarify.

As appropriate, please amend your filing and respond to these comments no later than August 9, 2006 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies